June 29, 2011

FILED VIA EDGAR

Mr. H. Hallock
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re.:	Neuberger Berman Equity Funds; Post-Effective Amendment No. 155
-Neuberger Berman Global Equity Fund and Neuberger Berman Global Thematic Opportunities Fund
-Class A, Class C, and Institutional Class
-1933 Act File No. 002-11357
-1940 Act File No. 811-00582

Dear Mr. Hallock:

This letter responds to your comments, discussed in our telephone conversation on June 1, 2011, regarding your review of Post-Effective Amendment No. 155 to the registration statement on Form N-1A for Neuberger Berman Equity Funds (“Registrant”) on behalf of the series listed above (each a “Fund”).  Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), Post-Effective Amendment No. 155 will become effective on June 29, 2011.  We expect to file Post-Effective Amendment No. 156 on June 29, 2011, which will become effective automatically on that date pursuant to Rule 485(b) under the 1933 Act and which will reflect changes made in response to the staff’s comments, as set forth below, and certain other non-material clarifying and conforming changes.

Prospectus

Comment 1:  For each Fund, please delete the first sentence of footnote 1 to the fee table.

Response:  The Registrant has made the change.

Comment 2:  For each Fund, please revise the principal investment strategies to indicate that the Fund will invest in at least three countries, including the United States.

Response:  The Registrant has not made this change.  Because the current disclosure already states that each Fund “intends to remain well-diversified across countries and

Mr. H. Hallock
Division of Investment Management
Securities and Exchange Commission
June 29, 2011

geographical regions,” the Registrant believes the addition of disclosure stating a Fund will invest in at least three countries is unnecessary.  In addition, the Registrant believes that adding this disclosure is potentially confusing since it could be read to suggest that the Fund might invest only in three countries.  The Registrant also believes the current language in the Funds’ prospectus is consistent with the adopting release for Rule 35d-1 under the Investment Company Act of 1940, which states that funds with the term “global” in their name are to be “diversified” in the number of countries they invest in without indicating that they need to invest in any particular number of countries.  The adopting release states, in pertinent part:

The term “foreign” indicates investments that are tied economically to countries outside the United States, and an investment company that uses this term would be subject to the 80% requirement. The terms “international” and “global,” however, connote diversification among investments in a number of different countries throughout the world, and “international” and “global” funds will not be subject to the rule. We would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.1

Comment 3:  For each Fund, please confirm whether the Fund is sold through an insured depository institution.  If not, please delete the second paragraph under the heading “Principal Investment Risks.”

Response:  The Registrant confirms that shares of the Funds may be sold through insured depository institutions.

Comment 4:  For Neuberger Berman Global Equity Fund, please confirm that “Large-Cap Stock Risk” under principal investment risks is risk disclosure and not narrative text.

Response:  The Registrant believes that “Large Cap Stock Risk” is properly categorized as risk disclosure and describes the risks of investing in large cap stocks.

Comment 5:  For each Fund, please consider shortening the second, third and fourth paragraphs under the heading “Buying and Selling Shares.”

1 See Investment Company Names, IC-24828 (Feb. 1, 2001) at fn. 42.

Mr. H. Hallock
Division of Investment Management
Securities and Exchange Commission
June 29, 2011

Response:  The Registrant has revised the disclosure to read as follows:

Shares of the Fund generally are available only through certain investment providers, such as banks, brokerage firms, workplace retirement programs, and financial advisers.  If you use an investment provider, contact that provider to buy or sell shares of the Fund.

For certain investors, Class A and Class C shares of the Fund are also available directly from NBM by regular, first-class mail (Neuberger Berman Funds, Boston Service Center, P.O. Box 8403, Boston, MA 02266-8403), by express delivery, registered mail, or certified mail (Neuberger Berman Funds, c/o State Street Bank and Trust Company, 30 Dan Road, Canton, MA 02021), or by wire, fax, telephone, exchange, or systematic investment or withdrawal (call 800-877-9700 for instructions).  See “Maintaining Your Account” and “Grandfathered Investors” in the prospectus for eligibility requirements for direct purchases of Class A and C shares.  For Institutional Class eligibility requirements see “Maintaining Your Account” in the prospectus.

Comment 6:  For Neuberger Berman Global Thematic Opportunities Fund, please clarify what a theme is in the principal investment strategies.

Response:  To clarify the meaning of a theme, the Registrant has revised the second sentence of the second paragraph under the section “Principal Investment Strategies” to read as follows:

First, the Portfolio Managers identify global themes, which are unifying or recurring investment ideas that represent or summarize a particular change in economies or industries the Portfolio Managers have identified through their proprietary research, which is based on extensive travel around the world and designed to identify such changes.

The Registrant also notes that AllianceBernstein Global Thematic Growth Fund and DWS Global Thematic Fund have similar language in their prospectuses in the section describing the Funds’ principal investment strategies.

Mr. H. Hallock
Division of Investment Management
Securities and Exchange Commission
June 29, 2011

Comment 7:  Please confirm that the third sentence under the heading “Market Capitalization Risk” in the section entitled “Additional Information about Principal Investment Risks” is risk disclosure and not narrative text.

Response:  The Registrant believes that the third sentence under the heading “Market Capitalization Risk” is properly categorized as risk disclosure.  Although the statement that returns of large cap stocks have sometimes led those of smaller companies is not a risk of investing in large cap stocks, it is a risk of investing in smaller companies.

Statement of Additional Information

Comment 8:  In the tables that provide information about the trustees in the section entitled “Information about the Board of Trustees,” please add “during the last five years” to the heading on the last column so that it reads “Other Directorships Held Outside Fund Complex by Fund Trustees During the Last Five Years.”

Response:  The Registrant has added a footnote to the column that states: “Except as otherwise indicated, each individual has held the positions shown for at least the last five years.”

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If you have any further comments or questions regarding this filing, please contact me at (202) 778-9473 or Lori L. Schneider at (202) 778-9305.  Thank you for your attention to this matter.

Sincerely,
/s/Franklin H. Na
Franklin H. Na